UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response.......14.5
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

JDA Software Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

46612K108

(CUSIP Number)

Orlando Bravo	Gerald Nowak
c/o Thoma Cressey Equity Partners, Inc.	Kirkland & Ellis LLP
600 Montgomery Street, 32nd Floor	300 N. LaSalle Street
San Francisco, CA 94111	Chicago, Illinois 60654
(415) 263-3660	(312) 862-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Thoma Cressey Equity Partners, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (See Item 5)

	8	Shared Voting Power 1,651,365 (See Item 5)

	9	Sole Dispositive Power 0 (See Item 5)

	10	Shared Dispositive Power 1,651,365 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,651,365 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.17%*

14	Type of Reporting Person (See Instructions) CO

* As reported on the most recently filed Form 10-Q of the Issuer, 31,970,132 shares of common stock were outstanding as of August 4, 2009.

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Thoma Cressey Fund VII, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (See Item 5)

	8	Shared Voting Power 1,651,365 (See Item 5)

	9	Sole Dispositive Power 0 (See Item 5)

	10	Shared Dispositive Power 1,651,365 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,651,365 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.17%*

14	Type of Reporting Person (See Instructions) PN

* As reported on the most recently filed Form 10-Q of the Issuer, 31,970,132 shares of common stock were outstanding as of August 4, 2009.

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Thoma Cressey Friends Fund VII, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (See Item 5)

	8	Shared Voting Power 1,651,365 (See Item 5)

	9	Sole Dispositive Power 0 (See Item 5)

	10	Shared Dispositive Power 1,651,365 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,651,365 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.17%*

14	Type of Reporting Person (See Instructions) PN

* As reported on the most recently filed Form 10-Q of the Issuer, 31,970,132 shares of common stock were outstanding as of August 4, 2009.

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) TC Partners VII, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (See Item 5)

	8	Shared Voting Power 1,651,365 (See Item 5)

	9	Sole Dispositive Power 0 (See Item 5)

	10	Shared Dispositive Power 1,651,365 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,651,365 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.17%*

14	Type of Reporting Person (See Instructions) PN

* As reported on the most recently filed Form 10-Q of the Issuer, 31,970,132 shares of common stock were outstanding as of August 4, 2009.

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Carl D. Thoma

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (See Item 5)

	8	Shared Voting Power 1,651,365 (See Item 5)

	9	Sole Dispositive Power 0 (See Item 5)

	10	Shared Dispositive Power 1,651,365 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,651,365 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.17%*

14	Type of Reporting Person (See Instructions) IN

* As reported on the most recently filed Form 10-Q of the Issuer, 31,970,132 shares of common stock were outstanding as of August 4, 2009.

Item 1.	Security and Issuer.

The class of equity security to which this statement relates is the common stock par value $0.01, per share (the “Common Stock”), of JDA Software Group, Inc., a Delaware corporation (the “Issuer”).  The name and address of the principal executive offices of the Issuer are:

JDA Software Group, Inc.

14400 N. 87th St.

Scottsdale, AZ 85260

Item 2.	Identity and Background.

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended  (the “Exchange Act”): Thoma Cressey Equity Partners, Inc., a Delaware corporation (“TCEP”), TC Partners VII, L.P., a Delaware limited partnership (“TC”), Thoma Cressey Fund VII, L.P., a Delaware limited partnership (“Fund VII”), Thoma Cressey Friends Fund VII, L.P., a Delaware limited partnership (“Friends Fund VII”), and Carl D. Thoma (“Thoma”). Thoma may be deemed to control TCEP, TC, Fund VII and Friends Fund VII as Thoma is the sole shareholder of TCEP, which in turn is the general partner of TC, which in turn is the general partner of both Fund VII and Friends Fund VII.  TCEP, TC, Fund VII, Friends Fund VII and Thoma are collectively referred to as the “Reporting Persons.”  The Common Stock of the Issuer deemed to be beneficially owned by each of the Reporting Persons is set forth in response to Item 5 of this Schedule 13D, which is incorporated by reference herein.

The principal business address of each of the Reporting Persons is c/o Thoma Cressey Equity Partners, Inc., 233 South Wacker Drive, 92nd Floor, Chicago, IL 60606.

The principal business of TCEP, TC, Fund VII and Friends Fund VII is that of a private investment fund engaging in the purchase and sale of investments for its own account.  Thoma is the sole stockholder of TCEP.

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Thoma is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons are all affiliated with Fund VII and Friends Fund VII, which are private equity funds formed for the purpose of making investments in public and private securities.  The source of funds is capital committed by the limited partners of these funds, who are not themselves necessarily affiliates of the funds.  The Common Stock reported in this Schedule 13D may be acquired by the Reporting Persons, or their affiliates, upon converting the Series B Convertible Preferred Stock, par value $0.01 per share of the Issuer (the “Shares”) they received pursuant to that certain Preferred Stock Purchase Agreement, dated as of April 23, 2006, by and between Issuer, Fund VII and Friends Fund VII.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction.

The shares of Common Stock were sold as part of the proprietary investing strategy of the Reporting Persons.  The Reporting Persons intend to optimize the value of their investments and, therefore, review from time to time the Issuer’s business affairs, financial position, and contractual rights and obligations and consider all alternatives available to the Reporting Persons with respect to their investment.  Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action.  Such actions may include the acquisition or disposition of Common Stock or other securities through open market transactions, privately negotiated transactions, a tender offer, a merger, an exchange offer or otherwise.  As part of monitoring their investments, the Reporting Persons may also, from time to time, seek to meet with and have discussions with the Issuer’s management and directors and, further, may communicate with other holders of Common Stock to understand their views on the Issuer’s operating strategy and financial performance.  Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) - (b)       On August 13, 2009 Fund VII sold 53,900 shares of Common Stock decreasing the total number of shares owned by the Reporting Persons to 1,652,965 shares of Common Stock (on an as-converted basis), or approximately 5.17% of the Issuer’s outstanding Common Stock.  As of the date hereof, the Reporting Persons may be deemed to beneficially own and have sole power to vote and sole power of disposition over 1,651,365 shares of Common Stock, or approximately 5.17% of the Issuer’s outstanding Common Stock.

(c)           The dates of the transactions, the amounts of such securities involved in such transactions, and the average price per share of Common Stock for such transactions on such dates for all purchases and sales of Common Stock made by the Reporting Persons in the past 60 days are set forth in SCHEDULE A attached hereto.

(d)           Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)           Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D filed by the Reporting Persons on July 14, 2006 is hereby expressly incorporated by reference.

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits.

Exhibit A                Joint Filing  Agreement, dated August 17, 2009, by and among each of the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  August 17, 2009

Thoma Cressey Equity Partners, Inc.

By:	/s/ Orlando Bravo
Name: Orlando Bravo
Its: Authorized Signatory

TC Partners VII, L.P.

By:	Thoma Cressey Equity Partners, Inc.
Its:	General Partner

By:	/s/ Orlando Bravo
Name: Orlando Bravo
Its: Authorized Signatory

Thoma Cressey Fund VII, L.P.

By:	/s/ Orlando Bravo
Name: Orlando Bravo
Its: Authorized Signatory

Thoma Cressey Friends Fund VII, L.P.

By:	/s/ Orlando Bravo
Name: Orlando Bravo
Its: Authorized Signatory

/s/ Carl D. Thoma

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date:  August 17, 2009

Thoma Cressey Equity Partners, Inc.

By:	/s/ Orlando Bravo
Name: Orlando Bravo
Its: Authorized Signatory

TC Partners VII, L.P.

By:	Thoma Cressey Equity Partners, Inc.
Its:	General Partner

By:	/s/ Orlando Bravo
Name: Orlando Bravo
Its: Authorized Signatory

Thoma Cressey Fund VII, L.P.

By:	/s/ Orlando Bravo
Name: Orlando Bravo
Its: Authorized Signatory

Thoma Cressey Friends Fund VII, L.P.

By:	/s/ Orlando Bravo
Name: Orlando Bravo
Its: Authorized Signatory

/s/ Carl D. Thoma

SCHEDULE A

Transactions in the Common Stock of Issuer by Reporting Persons in the past 60 days

Date of Transaction	Shares Sold	Average Price Per Share
07/23/09	47,800	$21.3551

07/24/09	232,133	$20.4074

07/27/09	253,386	$20.2443

07/28/09	341,960	$20.4140

07/29/09	224,435	$20.6017

07/30/09	187,186	$21.1174

7/31/09	68,500	$20.8851

8/3/09	144,600	$20.2638

8/4/09	110,411	$20.4283

8/5/09	112,100	$20.3720

8/6/09	10,608	$20.1223

8/7/09	83,936	$20.2389

8/10/09	78,884	$20.0655

8/11/09	800	$20.0200

8/13/09	53,900	$20.0766

8/14/09	1,600	$20.0375